Exhibit 99.1

CENTRAL GOLDTRUST

1st Quarter Report

March 31, 2011

Central GoldTrust

The Role of Central GoldTrust

To serve investors as “The Gold Bullion Trust”TM.
To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions
The Declaration of Trust requires that at least 90% of the total net assets of Central GoldTrust (“GoldTrust”) be held in physical gold bullion at all times.  This cannot be changed without the approval of the Unitholders.

GoldTrust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards	Gold bullion is stored on an allocated and segregated basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the largest banks in Canada.

The Bank may not release any of GoldTrust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of GoldTrust.

Bullion holdings and Bank vault security are inspected annually and spot inspected periodically by Trustees and/or Officers of GoldTrust.  On each occasion, inspections are required to be performed in the presence of both GoldTrust’s external auditors and Bank personnel.

GoldTrust is subject to the regulations and reporting requirements of the NYSE Amex, the Toronto Stock Exchange, and various Canadian provincial and United States securities regulatory authorities.

Conveniences
GoldTrust’s Units are listed on the NYSE Amex (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of GoldTrust Units is as easy as calling one’s stockbroker or investment dealer.

GoldTrust’s stock exchange listings provide readily quoted and liquid markets for the Units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of direct bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor.  As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale or redemption of GoldTrust Units.

Central GoldTrust

Trustees’ Report to Unitholders

Central GoldTrust (“GoldTrust” or “the Trust”) is a passive, self-governing, single purpose, closed-end trust, with voting Units, that provides the secure holding of gold bullion on behalf of its Unitholders.  The Trust was established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008.  Net assets at March 31, 2011 were 98.3% invested in gold. These gold holdings consisted of 604,676 fine ounces of gold bullion and 6,156 fine ounces of gold bullion certificates for a total of 610,832 fine ounces.

The reporting currency of GoldTrust is the U.S. dollar and, unless otherwise noted, discussion in this Report refers to U.S. dollars.

GoldTrust’s Units serve as a stock exchange tradeable bullion proxy and, according to legal and tax counsel, qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions.  Investors should nevertheless consult their own tax advisors with respect to the tax consequences of an investment in GoldTrust Units.

Excerpts from the Management’s Discussion and Analysis (“MD&A”) for the quarter ended March 31, 2011 included herein on pages 11 to 13 hereof, are noted below:

Net Assets – Net assets increased by $16.8 million or 1.9% during the three months ended March 31, 2011, to a total of $893.9 million.  This increase was attributable to the increase in the price of gold during the period.

Net Income – Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended March 31, 2011 amounted to $16.8 million ($1.01 per Unit) compared to $4.2 million ($0.39 per Unit) for the same period in 2010, after deducting expenses of $750,204 (2010: $436,566).

Virtually all of the reported income for the period represents the change in unrealized appreciation of holdings, which is not distributable income.  However, it is reported in the Statements of Income in accordance with the Canadian Institute of Chartered Accountants Accounting Guideline 18 (“AcG-18”).

Expense Ratio - The total expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.09% for the three months ended March 31, 2011 compared with 0.10% during the same period in 2010.  For the twelve months ended March 31, 2011, this expense ratio was 0.35% compared to 0.36% for the twelve months ended March 31, 2010.

We are committed to the secure stewardship of Central GoldTrust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Respectfully submitted,
On behalf of the Board of Trustees,

April 28, 2011	J.C. Stefan Spicer, President & CEO

Central GoldTrust

STATEMENTS OF NET ASSETS
(expressed in U.S. dollars, unaudited)

	March 31	December 31
	2011	2010
Net assets:
Gold at market (Note 2)	$878,987,248	861,425,828
Cash (Note 3)	14,649,751	15,582,308
Short-term deposits (Note 3)	722,259	806,234
Prepaid expenses and other	169,116	91,399
	894,528,374	877,905,769
Accrued liabilities (Note 5)	(600,746)	(819,113)
Net assets representing Unitholders’ equity	$893,927,628	877,086,656

Represented by:
Capital (Note 4)
Units issued: 16,648,000	$572,667,949	572,667,949
Retained earnings inclusive of unrealized appreciation of holdings	321,259,679	304,418,707
	$893,927,628	877,086,656

Net asset value per Unit	$53.70	52.68
Exchange rate: U.S. $1.00 = Cdn.	$0.9718	0.9946
Net asset value per Unit expressed in Canadian dollars	$52.18	52.40

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“Bruce D. Heagle”	“Ian M.T. McAvity”

STATEMENTS OF CHANGES IN NET ASSETS
(expressed in U.S. dollars, unaudited)
	Three months ended March 31,
	2011	2010
Net assets at beginning of period	$877,086,656	451,918,006

Net income inclusive of the change in unrealized appreciation of holdings	16,840,972	4,210,796
Increase in net assets during the period	16,840,972	4,210,796
Net assets at end of period	$893,927,628	456,128,802

See accompanying notes to financial statements.

Central GoldTrust

STATEMENTS OF INCOME
(expressed in U.S. dollars, unaudited)
	Three months ended March 31,
	2011	2010
Income:
Interest	$10,925	990
Change in unrealized appreciation of holdings	17,580,251	4,646,372
Total income	17,591,176	4,647,362
Expenses:
Administration fees (Note 5)	430,395	236,381
Safekeeping fees and bank charges	217,512	107,745
Trustees’ fees and expenses (Note 5)	23,497	20,133
Legal fees (Note 5)	21,358	9,082
Auditors’ fees	18,348	22,646
Stock exchange fees	14,831	11,552
Regulatory filing fees	11,723	11,234
Unitholder information	7,338	11,737
Registrar and transfer agent fees	5,100	3,499
Miscellaneous	102	588
Foreign currency exchange loss	-	1,969
Total expenses	750,204	436,566
Net income
inclusive of the change in unrealized appreciation of holdings	$16,840,972	4,210,796
Net income per Unit
inclusive of the change in unrealized appreciation of holdings	$1.01	0.39
See accompanying notes to financial statements.

STATEMENTS OF UNITHOLDERS’ EQUITY
(expressed in U.S. dollars, unaudited)
	Three months ended March 31,
	2011	2010
Capital (Note 4):
Units: 16,648,000 (2010: 10,918,000)	$572,667,949	304,144,393
Retained earnings:
Balance at beginning of period	304,418,707	147,773,613
Net income inclusive of the change in unrealized appreciation of holdings	16,840,972	4,210,796
Balance at end of period	321,259,679	151,984,409
Unitholders’ equity	$893,927,628	456,128,802

See accompanying notes to financial statements.

Central GoldTrust

Notes to Financial Statements
For the three months ended March 31, 2011
(amounts expressed in U.S. dollars unless otherwise stated)

1.	Summary of significant accounting policies:

The accounting policies applied in the preparation of these unaudited interim financial statements conform with those presented in the December 31, 2010 audited annual financial statements of Central GoldTrust (“GoldTrust” or the “Trust”).  These unaudited interim financial statements do not include all of the disclosures included in the 2010 Annual Report and, accordingly, should be read in conjunction with the 2010 Annual Report.

2.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at	March 31, 2011	December 31, 2010
Gold bars in fine ounces	604,676	604,676
Gold certificates in fine ounces	6,156	6,156
Total fine ounces of gold	610,832	610,832
Average cost – per fine ounce	$902.07	902.07
Cost	$551,015,651	551,015,651
Market – per fine ounce	$1,439.00	1,410.25
Market value	$878,987,248	861,425,828

3.	Cash and short-term deposits:

As at March 31, 2011, GoldTrust held two Canadian dollar Guaranteed Investment Certificates with a Canadian bank:  $206,267 (Cdn. $200,454) and $515,992 (Cdn. $501,450), both at a variable annualized rate of 0.85% and with a maturity date of November 17, 2011.  Cash deposits of $14,649,751 were held in a Canadian bank at a variable annualized interest rate of 0.25%.

As at December 31, 2010, GoldTrust held two Canadian dollar Guaranteed Investment Certificates with a Canadian bank:  $201,536 (Cdn. $200,454) and $604,698 (Cdn. $601,450), both at a variable annualized rate of 0.85% and with a maturity date of November 17, 2011.  Cash deposits of $15,582,308 were held in a Canadian bank at a variable annualized interest rate of 0.25%.

4.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued.  Each Unit carries one vote at all meetings of Unitholders.  Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust.   There were 16,648,000 Units issued and outstanding at March 31, 2011 and December 31, 2010.

Central GoldTrust

The Units of GoldTrust are redeemable by a Unitholder at any time at a price equal to the lesser of: i) 90% of the weighted average of the market prices per Unit during a 10 day trading period commencing immediately following the date on which the Units were tendered for redemption (the redemption date); and, ii) 100% of the closing market price per Unit on the redemption date.

On June 23, 2010, the Trust, through a public offering, issued 5,730,000 Units for proceeds of $268,989,120, net of underwriting fees of $11,207,880.  Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $268,389,120.  This issue increased the number of outstanding Units by 52%, from 10,918,000 to 16,648,000.  The net proceeds from this public offering were used to purchase 207,842 fine ounces of gold in physical bar form at a cost of $257,551,571.  The balance of $10,837,549 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

It is the policy of the Trust not to issue additional Units to new investors if the result of such issue would be dilutive to existing Unitholders.  The public offerings identified above were accretive to existing Unitholders at the time of pricing such offerings.

The stated and recorded capital of GoldTrust was as follows:
	March 31, 2011	December 31, 2010
Stated capital – 16,648,000 Units	$574,655,019	$574,655,019
Less: Unit issue costs	1,987,070	1,987,070
Recorded capital	$572,667,949	$572,667,949
Weighted average Units outstanding	16,648,000	13,932,137

5.	Related party transactions and fees:

GoldTrust is party to an Administrative Services Agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its Officers and Trustees.  Administration fees remitted to Central Gold Managers for the three months ended March 31, 2011 increased to $430,395 from $236,381 for the three months ended March 31, 2010 due to the increase in the value of assets under administration.  Included in accrued liabilities at March 31, 2011 is $147,455 (December 31, 2010: $145,076) due to the Administrator.  The Administrator furnishes administrative, regulatory compliance and marketing services to GoldTrust.  For such services, effective January 1, 2008, the Administrator offered and GoldTrust agreed to pay a reduced administrative fee, on a monthly basis, equal to: 0.30% per annum for the first $100,000,000 of GoldTrust’s net assets; 0.225% per annum for any excess over $100,000,000 up to $200,000,000; and, 0.15% per annum for any excess over $200,000,000 of net assets. No Trustees fees are paid by GoldTrust to the two Trustees who are nominees of the Administrator of GoldTrust.

Central GoldTrust

GoldTrust incurred legal fees amounting to $21,358 for the three months ended March 31, 2011 (2010: $9,082), of which $12,420 (2010: $8,865) was payable to a legal firm to which one of GoldTrust’s Officers is Counsel.  A balance of $2,000 relating to these services was included in accrued liabilities at March 31, 2011 (December 31, 2010: $9,158).

6.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments.  The objective of these policies and procedures is to identify and mitigate risk.  The Trust’s compliance with these policies and procedures is closely monitored by the Senior Executive Officers, the Audit Committee and the Trustees of the Trust.  Market fluctuations are unpredictable and outside the control of the Trust.  New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

Price risk

Price risk is the risk that the price of a security or physical asset may decline.  It is possible to determine the impact that changes in the market price of gold will have on GoldTrust’s net asset value per Unit both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate, the rate which existed on March 31, 2011 of $0.9718 Cdn. for each U.S. dollar, together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $5.28 per Unit or Cdn. $5.13 per Unit.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are priced in U.S. dollars.  For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage as the change in the value of the U.S dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at March 31, 2011 would not have had any material impact on the net income for the three month period ended March 31, 2011, assuming that all other variables, in particular interest rates, remained constant.

Central GoldTrust

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust.  Credit risk is monitored on an ongoing basis and is managed by GoldTrust only dealing with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations.  The Administrator regards all of GoldTrust’s assets as liquid.  GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses. Furthermore, over 98% of its net assets are in the form of gold bullion which is readily marketable.

7.	Financial highlights:

	Three months ended March 31,
	2011	2010
Per Unit performance:
Net asset value per Unit at beginning of period	$52.68	$41.39
Net loss before the change in unrealized appreciation of holdings	(0.04)	(0.03)
Change in unrealized appreciation of holdings	1.06	0.42
Total increase (1)	1.02	0.39
Net asset value per Unit at end of period	$53.70	$41.78
Total return for period	1.9%	0.9%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses (2)	0.09%	0.10%
Net loss before the change in unrealized appreciation of holdings(2)	0.09%	0.10%

All figures are based on the weighted average number of Units outstanding during the period with the exception of the net asset values which are based on actual number of Units outstanding at the relevant times.

(1)	This table is not meant to be a reconciliation of beginning to end of year net asset value per Unit.
(2)	Ratios not annualized.

8.	Capital stewardship:

The capital of the Trust is represented by the issued and outstanding Units and the net asset value attributable to participating Unitholders.  The Trustees direct the Administrator to administer the capital of the Trust in accordance with the Trust’s stated objectives and restrictions, as stipulated in the Declaration of Trust, while maintaining sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any). The Trust does not have any externally imposed capital requirements.

Central GoldTrust

9.	Canadian and United States generally accepted accounting principles:

The accounting policies followed in these financial statements, which are in accordance with Canadian GAAP, are consistent with those that would apply under U.S. GAAP except for the following classification difference in the Statements of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Unit.

Subject to the terms and conditions described in Note 4 to these financial statements, the Units are redeemable at the option of the Unitholder. This redemption feature is the basis for the U.S. GAAP classification difference.  The likelihood or probability of such redemption is not considered, nor is the fact that the Units are the sole basis of equity ownership of the Trust.  Since inception, no holders of Units have tendered their Units to the Trust for redemption.

Under Canadian GAAP these Units are considered to be permanent equity and are classified in Unitholders’ equity in the Statements of Net Assets.  Under U.S. GAAP, the redemption value of these Units is calculated in accordance with the provisions of the redemption feature and classified outside of Unitholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

10.	Future Accounting Policy:

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year. However, in June 2010, an Exposure Draft issued by the AcSB entitled “Adoption of IFRSs by Investment Companies” proposed to allow entities that currently apply AcG-18 the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.  The Exposure Draft was approved in October 2010.  On January 12, 2011, the AcSB further extended the date for deferral of the mandatory IFRS changeover date for qualifying investment companies to fiscal years beginning on or after January 1, 2013.  It is the intention of the Trust to defer implementation of IFRS to its fiscal year beginning on that date.

The Trust is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  The assessment plan being implemented by the Trust includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening statement of net assets and financial statements that incorporate IFRS accounting standards and policies.  The major areas of focus identified by the current assessment include: first year implementation decisions; statements of cash flows; classification of redeemable Trust Units; income taxes; increased note disclosure; and accounting for changes in unrealized appreciation (depreciation) of holdings.  The assessment is addressing the impact on the Trust’s accounting system and internal controls required to report under IFRS beginning on the implementation date.  The Trust will continue with the assessment and implementation in preparation for its first annual filing under IFRS expected for the fiscal year beginning January 1, 2013.

Central GoldTrust

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, and the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”). Notes to the financial statements on pages 5 to 10 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the three months ended March 31, 2011.

Outstanding Units

There were 16,648,000 Units issued and outstanding at March 31, 2011.

Results of Operations – Changes in Net Assets

Net assets increased by $16.8 million or 1.9% during the three months ended March 31, 2011, to a total of $893.9 million.  This increase was attributable to the increase in the price of gold during the period.

Results of Operations – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, GoldTrust seeks to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust without having to sell gold holdings.  GoldTrust’s realized revenues are a nominal percentage of its net assets.  However, AcG-18 requires GoldTrust to record the change in unrealized appreciation (depreciation) of holdings in income.

Central GoldTrust

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended March 31, 2011 amounted to $16.8 million ($1.01 per Unit) compared to $4.2 million ($0.39 per Unit) for the same period in 2010, after deducting expenses of $750,204 (2010: $436,566).
Virtually all of the reported net income for the period represents the change in unrealized appreciation of holdings, which is not distributable income.  However, it is reported in the Statements of Income in accordance with AcG-18.

The total expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.09% for the three months ended March 31, 2011 compared with 0.10% during the same period in 2010.  For the twelve months ended March 31, 2011, this expense ratio was 0.35% compared to 0.36% for the twelve months ended March 31, 2010.

The following table summarizes the quarterly financial information (amounts in millions except where stated on a per Unit basis):
	Quarter ended (in US$)
	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	Jun. 30, 2010
Change in unrealized appreciation of holdings	$17.6	$63.1	$38.5	$52.8
Net income	$16.8	$62.3	$37.9	$52.2
Net income per Unit	$1.01	$3.75	$2.27	$4.57
Total net assets	$893.9	$877.1	$814.7	$776.9

	Mar. 31, 2010	Dec. 31, 2009	Sept. 30, 2009	Jun. 30, 2009
Change in unrealized appreciation of holdings	$4.6	$43.7	$24.7	$8.0
Net income	$4.2	$43.3	$24.4	$7.7
Net income per Unit	$0.39	$3.96	$2.23	$0.91
Total net assets	$456.1	$451.9	$408.6	$384.2

Liquidity and Capital Resources

The Administrator regards all of GoldTrust’s assets as liquid.  GoldTrust holds small cash reserves that generate limited interest income primarily to be applied towards expenses.  The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining its operations, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units.  Sales of gold could result in GoldTrust realizing either capital gains or losses.

For the three months ended March 31, 2011, GoldTrust’s cash reserves decreased by $1.0 million to $15.4 million.  This decrease was a result of the amounts used to pay current and accrued expenses of the Trust.  The Administrator and Senior Executive Officers monitor GoldTrust’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold bullion.

Central GoldTrust

Related party information

Please refer to Note 5 on page 6 of this interim report.

Future Accounting Policy

Please refer to Note 10 on pages 9 and 10 of this report.

Other

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

This Report dated April 28, 2011, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com, www.gold-trust.com and www.goldtrust.ca.

Central GoldTrust

Corporate Information

Trustees	Officers

Brian E. Felske (A) (I)	Philip M. Spicer, Chairman
Bruce D. Heagle (A) (C) (I)	J.C. Stefan Spicer, President & CEO
Ian M.T. McAvity (C) (I) (L)	William L. Trench, A.C.I.S., CFO
Philip M. Spicer (N)	Krystyna S. Bylinowski, Treasurer
J.C. Stefan Spicer (N)	John S. Elder, Q.C., Secretary
J.L. Michele Spicer, Assistant-Secretary

(A) -	Member of Audit Committee
(C) -	Member of Corporate Governance & Nominating Committee
(I) -	Independent Trustee
(L) -	Lead Trustee
(N) -	Nominee of the Administrator

Advisor Consultant  Douglas E. Heagle, a retired Trustee of Central GoldTrust

Robert R. Sale, RIP

Our friend, Robert Sale, a founding Trustee of Central GoldTrust, passed away at the Washington Hospital Center on Saturday, February 19, 2011. Our condolences and deepest sympathies were conveyed to his family.

Robert was the epitome of a clearly focused, dedicated Steward in his continuous monitoring and service in the interests of Unitholders of Central GoldTrust. His thorough attentiveness and guidance began with the Trust's inception in 2003. Thereafter, he had a substantial impact on the development, integrity and growth of the Trust. Robert was highly respected for the success of his many endeavors, the generous contributions of his intellect and his selfless dedication. The high standards which he set as a role model for his colleagues will be a lasting tribute to his memory.

Administrator		Custodian

Central Gold Managers Inc.		Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada		Canada

Auditors		Registrars and Transfer Agents

Ernst & Young LLP		CIBC Mellon Trust Company, Canada
Toronto, Ontario, Canada		Mellon Investor Services LLC, U.S.A.

Legal Counsel		Stock Exchange Listings

Fraser Milner Casgrain LLP		NYSE Amex Symbol: GTU (U.S. $)
Toronto, Ontario, Canada

Dorsey & Whitney LLP	TSX Symbols:	GTU.UN (Cdn $)
Toronto, Ontario, Canada		GTU.U (U.S. $)

Net Asset Value Information

The net asset value per Unit is calculated daily and is available by calling Central GoldTrust at (905) 304-GOLD (4653). The total net assets, the net asset value per Unit and the detailed basis of their calculations are posted daily at www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

“The Gold Bullion Trust”

Phone:	905-304-GOLD (4653)
Fax:	905-648-4196
E-Mail:	info@gold-trust.com

www.gold-trust.com
www.goldtrust.ca

Mailing Address:

P.O. Box 10106, Ancaster, Ontario Canada L9K 1P3

Courier Address:

55 Broad Leaf Crescent, Ancaster, Ontario L9G 3P2